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                           [PORTER & HEDGES, L.L.P.]



                                  June 6, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Sean J. Klein

        Re:  Key Energy Group, Inc.:  Registration Statement on Form S-3
                                      (No. 333-24497)
                                      Registration Statement on Form 8-A
                                      (No. 001-0838)

Ladies and Gentlemen:

        On behalf of Key Energy Group, Inc. (the "Company), the undersigned respectfully requests that the captioned registration statement on Form 8-A withdrawn effective immediately. Attached hereto for filing is a registration statement on Form 8-A for filing under Section 12(g) of the Exchange Act of 1934.

        The Company hereby requests that the effective date of the registration statement on Form S-3 and the registration statement on Form 8-A be accelerated to 4:30 p.m. on June 6, 1997.

        Should the Staff have any questions, please feel free to contact the undersigned at (713) 226-0646.


                                           Very truly yours,


                                           /s/ AMANDA K. MAKI

                                           Amanda K. Maki